Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated February 22, 2019
Relating to Preliminary Prospectus dated February 12, 2019
Registration No. 333-229144

SUPER LEAGUE GAMING, INC.
FREE WRITING PROSPECTUS

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated February 12, 2019 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-229144) (the “Registration Statement”) relating to the initial public offering of common stock of Super League Gaming, Inc. (the “Company”). On February 22, 2019, we filed Amendment No. 3 to the Registration Statement.

The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is only a summary of the changes to the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 9 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

To review the Preliminary Prospectus included in the Registration Statement, click on the following link: https://www.sec.gov/Archives/edgar/data/1621672/000165495419001363/slgs1-am22019.htm

Super League Gaming, Inc. has filed a registration statement, including the Preliminary Prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain copies of the Preliminary Prospectus by contacting Northland Securities Inc., at 150 South Fifth Street, Suite 3300, Minneapolis, MN 55402 or Lake Street Capital Markets, LLC at 920 Second Avenue South, Suite 7000, Minneapolis, MN 55402.

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith:

The Offering

The following summary is provided solely for your convenience and is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Issuer	Super League Gaming, Inc.

Common stock offered by us	2,272,727 shares.

Over-allotment option	The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to 340,909 additional shares of our common stock to cover over-allotments, if any
Common stock to be outstanding after this offering	8,338,020 shares, or 8,678,929 shares if the underwriters exercise their option to purchase additional shares in full.
Use of proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $22.4 million, or approximately $25.8 million if the underwriters exercise their option to purchase additional shares from us in full, assuming an initial public offering price of $11.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors
You should read the “Risk Factors” section of this prospectus and the other information in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed listing	We have applied to have our common stock listed on the Nasdaq Capital Market in connection with this offering. No assurance can be given that such listing will be approved.

Proposed Nasdaq Capital Market symbol	“SLGG”

The number of shares of our common stock to be outstanding after this offering is based on 4,610,109 shares of our common stock outstanding as of February 21, 2019, and excludes:

●
2,578,415 shares of common stock issuable upon exercise of warrants to purchase our common stock, of which 1,396,383 warrants (assuming an initial public offering price of $11.00, the midpoint of the price range set forth on the cover page of this prospectus, and a conversion price of $9.35, subject to adjustment as described below) are callable at the election of the Company, at any time following the completion of this offering;

●
1,524,468 shares of common stock issuable upon exercise of options held and 274,698 shares of common stock reserved for issuance pursuant to our 2014 Plan (as defined herein); and

●
 68,182 shares of common stock issuable upon the exercise of the warrant to be issued to the underwriters, which equates to 3.0% of the number of shares of our common stock to be issued and sold in this offering.

Except as otherwise indicated, all information in this prospectus assumes the following:

●
automatic conversion of our outstanding 9.00% secured convertible promissory notes issued between May 2018 and August 2018 (the “2018 Notes”) into 1,455,184 shares of our common stock (the “Automatic Note Conversion”);

●
a one-for-three reverse stock split of our common stock which was effected on February 8, 2019 (all share and per share amounts in this prospectus have been presented on a retrospective basis to reflect the reverse stock split) (the “Reverse Stock Split”); and

●
no exercise by the underwriters of their option to purchase up to 340,909 additional shares of common stock from us in this offering to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2018 and 2017 from our audited financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the sections in this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results.

	Year Ended December 31,
	2018	2017
Statements of Operations Data:
Sales	$ 1,046,359	201,182
Cost of goods sold	684,105	1,487,905
Gross profit (loss)	362,254	(1,286,723)
Operating expenses:
Selling, marketing and advertising	1,525,525	1,155,506
Research and development	17,197	61,543
General and administrative	14,979,732	12,451,636
Total operating expenses	16,522,454	13,668,685

Loss from operations	(16,160,200)	(14,955,408)
Other income (expense), net	(4,466,616)	-
Net loss	$ (20,626,816)	$ (14,955,408)

Net loss per share attributable to common stockholders (1) (2)
Basic	$ (4.48)	$ (3.52)
Diluted	$ (4.48)	$ (3.52)
Weighted average shares outstanding used in computing net income (loss) per share attributable to common stockholders (1) (2)
Basic	4,606,951	4,246,626
Diluted	4,606,951	4,246,626

(1)
See Note 1 to our audited financial statements included elsewhere in this prospectus for an explanation of the methods used to calculate the historical net income (loss) per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

(2)
All share and per share data has been retrospectively adjusted to reflect the one-for-three Reverse Stock Split, which was effected on February 8, 2019.

	As of December 31, 2018
	Actual	As Adjusted (1)
Balance Sheet Data:		(unaudited)
Cash	$2,774,421	$25,128,369
Working capital	(8,032,686)	25,243,863
Total assets	4,987,157	27,341,105
9.00% Convertible notes payable	10,922,601	-

Additional paid-in capital	48,325,146	89,825,509
Accumulated deficit	(55,133,473)	(63,361,015)
Total stockholders’ deficit	(6,794,496)	26,482,053

(1)
Pro forma as adjusted balance sheet data reflects the Automatic Note Conversion of the 2018 Notes described above, plus our sale of 2,272,727 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash, total assets and total stockholders' deficit by approximately $2.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash, total assets and total stockholders' deficit by approximately $10.2 million, assuming that the assumed initial price to public remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These unaudited pro forma adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2018:

●
on an actual basis;

●
on a pro forma basis, giving effect to (i) the Automatic Note Conversion of all outstanding principal and accrued but unpaid interest on the 2018 Notes, totaling $13.6 million at December 31, 2018, into an aggregate of 1,455,184 shares of our common stock immediately prior to the completion of this offering (assuming an initial public offering price of $11.00, the midpoint of the price range set forth on the cover page of this prospectus, and a conversion price of $9.35) and (ii) the immediate amortization, as interest expense, of the beneficial conversion feature (“BCF”) associated with the 2018 Notes, which is exercisable upon the consummation of an initial public offering, as described at Note 6 to the audited financial statements included elsewhere in this prospectus. The intrinsic value of the BCF at December 31, 2018, which was limited to the net proceeds allocated to the debt on a relative fair value basis, was approximately $8,227,542; and

●
on a pro forma as adjusted basis to reflect the sale by us of 2,272,727 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing as well as our actual expenses. You should read this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto appearing elsewhere in this prospectus.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the assumed initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total tangible assets (total assets, less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value (deficit) as of December 31, 2018 was $(7.5) million, or $(1.63) per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2018.

Our pro forma net tangible book value as of December 31, 2018 was $3.4 million, or $0.56 per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2018, as adjusted to reflect the Reverse Stock Split, after giving effect to the Automatic Note Conversion of all principal and accrued but unpaid interest on the 2018 Notes, totaling $13.6 million at December 31, 2018, into an aggregate of 1,455,184 shares of our common stock immediately prior to the closing of this offering.

After further giving effect to (i) the pro forma adjustment to reflect the Automatic Note Conversion of the 2018 Notes described above, and (ii) our receipt of approximately $22.4 million of estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from our sale of common stock in this offering at an assumed initial public offering price of  $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of December 31, 2018, would have been approximately $25.8 million, or $3.09 per share. This amount represents an immediate increase in net tangible book value of  $2.53 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of  $7.91 per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$11.00
Historical net tangible book value (deficit) per share as of December 31, 2018	$(1.63)
Pro forma increase in net tangible book value per share attributable to the transactions described above	$2.19
Pro forma net tangible book value per share as of December 31, 2018	$0.56
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering	$2.53

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$3.09

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$7.91

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering to be determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by approximately $2.1 million, or by approximately $0.30 per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share by approximately $10.2 million, or approximately $0.76 per share, assuming the assumed initial public offering price remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full in this offering, the pro forma as adjusted net tangible book value after this offering would be approximately $29.3 million, or approximately $3.37 per share, the increase in pro forma net tangible book value to existing stockholders would be $0.28 per share, and the dilution per share to new investors would be $7.63 per share, in each case based on an assumed initial public offering price of  $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes as of  December 31, 2018, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Stockholders	6,065,293	73%	$43,054,978	63%	$7.10
New Investors	2,272,727	27%	$25,000,000	37%	$11.00
Total	8,338,020	100%	$68,054,978	100%

The number of shares of common stock that will be outstanding after this offering is based on 4,610,109 shares of common stock outstanding as of  December 31, 2018, and excludes as of such date:

  ●
2,578,415 shares of common stock issuable upon exercise of warrants to purchase our common stock, including an estimated 1,396,383 warrants (assuming an initial public offering price of $11.00, the midpoint of the price range set forth on the cover page of this prospectus, and a conversion price of $9.35, subject to adjustment as described below) that are callable, at the election of the Company, at any time following the completion of this offering;

●
1,524,468 shares of common stock issuable upon exercise of options held and 274,698 shares of common stock reserved for issuance pursuant to our 2014 Plan; and

●
68,182  shares of common stock issuable upon the exercise of the warrant to be issued to the underwriters, which equates to 3.0% of the number of shares of our common stock to be issued and sold in this offering.

If the underwriters exercise their option to purchase additional shares in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 70% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to  2,613,636, or approximately 30% of the total number of shares of common stock outstanding after the offering.

To the extent that options or warrants are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and related notes thereto, as well as the information found under the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We derived the selected financial data as of and for the years ended December 31, 2018 and 2017 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in future periods.

	Year Ended December 31,
	2018	2017

Sales	$1,046,359	$201,182
Cost of sales	684,105	1,487,905
Gross profit (loss)	362,254	(1,286,723)

Operating expense:
Sales, marketing and advertising	1,525,525	1,155,506
Research and development	17,197	61,543
General and administrative	14,979,732	12,451,636
Total operating expense	16,522,454	13,668,685
Loss from operations	(16,160,200)	(14,955,408)

Other Income (expense), net:
Interest expense, net	(4,468,692)	-
Other	2,076	-
Other income (expense), net	(4,466,616)	-
Net loss	$(20,626,816)	$(14,955,408)

Net loss per share:
Basic and diluted	$(4.48)	$(3.52)
Weighted average common shares used to compute net loss per share:
Basic and diluted	4,606,951	4,246,626
Pro forma net loss per share (unaudited):
Basic and diluted (1) (2)	$(4.76)	$(3.52)
Pro forma weighted average common shares outstanding (unaudited):
Basic and diluted (1) (2)	$6,062,135	$4,246,626
  _______________
(1)
See Note 1 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

Pro forma basic and diluted net loss per common share and pro forma weighted average shares outstanding have been calculated assuming, as of the beginning of the applicable period: (i) the Automatic Note Conversion of all outstanding principal and accrued but unpaid interest on our outstanding 2018 Notes, totaling $13.6 million at December 31, 2018, into an aggregate of 1,455,184 shares of our common stock immediately prior to the closing of this offering (assuming an initial public offering price of $11.00, the midpoint of the price range set forth on the cover page of this prospectus, and a conversion price of $9.35); and (ii) the immediate amortization, as interest expense, of the BCF associated with the 2018 Notes which is exercisable upon the consummation of an initial public offering, as described at Note 6 to the audited financial statements included elsewhere in this prospectus. The intrinsic value of the BCF at December 31, 2018, which was limited to the net proceeds allocated to the debt on a relative fair value basis, was approximately $8,227,542.

(2)	All share and per share data has been retrospectively adjusted to reflect the one-for-three Reverse Stock Split, which was effected on February 8, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash Flows for the Years Ended December 31, 2018 and 2017

Cash Flows from Financing Activities. Cash flows from financing activities were comprised of the following for Fiscal 2018 and Fiscal 2017:

	Year Ended December 31,
	2018	2017

Proceeds from issuance of common stock, net of issuance costs	$-	$8,244,882
Proceeds from convertible notes payable, net of issuance cost	12,610,688	-
Net cash provided by financing activities	$12,610,688	$8,244,882

During Fiscal 2017, the Company issued 788,280 shares of common stock at a price of $10.80 per share, raising aggregate net proceeds of approximately $8.2 million.

In February through April 2018, we issued 9.00% secured convertible promissory notes with a collective face value of $3,000,000 (the “Initial 2018 Notes”). The Initial 2018 Notes (i) accrued simple interest at the rate of 9.00% per annum, (ii) matured on the earlier of December 31, 2018 or the close of a $15,000,000 equity financing (“Qualifying Equity Financing”) by us, and (iii) all outstanding principal and accrued interest was automatically convertible into equity or equity-linked securities sold in a Qualifying Equity Financing based upon a conversion rate equal to (x) a 10% discount to the price per share of a Qualifying Equity Financing, with (y) a floor of $10.80 per share. In addition, the holders of the Initial 2018 Notes were collectively issued warrants to purchase approximately 55,559 shares of common stock, at an exercise price of $10.80 per share and a term of five years (the “Initial 2018 Warrants”).

In May through August 2018, we issued additional 9.00% secured convertible promissory notes with a collective face value of $10,000,000 (the “Additional 2018 Notes”). In May 2018, all of the Initial 2018 Notes and related accrued interest, totaling $3,056,182, were converted into the Additional 2018 Notes, resulting in an aggregate principal amount of $13,056,182 (hereinafter collectively, the “2018 Notes”). The holders of the converted Initial 2018 Notes retained their respective Initial 2018 Warrants.

The 2018 Notes (i) accrue simple interest at the rate of 9.00% per annum, (ii) mature on the earlier of the closing of an initial public offering (“IPO”) of our common stock on a national securities exchange or April 30, 2019, and (iii) all outstanding principal and accrued interest is automatically convertible into shares of common stock upon the closing of an IPO at the lesser of (x) $10.80 per share or (y) a 15% discount to the price per share of the IPO. In addition, the holders of the 2018 Notes were collectively issued 1,396,383 warrants to purchase common stock equal to 100% of the aggregate principal amount of the 2018 Notes divided by $9.35 per share (assuming an initial public offering price of $11.00, the midpoint of the price range set forth on the cover page of this prospectus, and a conversion price of $9.35) (the “2018 Warrants”). The number of 2018 Warrants ultimately issued is subject to adjustment upon the closing of an IPO and will be determined by dividing 100% of the face value of the 2018 Notes by the lesser of (x) $10.80 per share or (y) a 15% discount to the price per share of the IPO. The 2018 Warrants are exercisable for a term of five years, commencing on the close of an IPO, at an exercise price equal to the lesser of (x) $10.80 per share or (y) a 15% discount to the IPO price per share and are callable at our election at any time following the closing of an IPO.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers, directors and significant employees as of the date of this prospectus.

Name	Age	Position

Executive Officers and Directors:

Ann Hand	49	Chief Executive Officer, President, Chair of the Board
David Steigelfest	51	Chief Product and Technology Officer, Director
Clayton Haynes	49	Chief Financial Officer
Matt Edelman	48	Chief Commercial Officer
John Miller (1)	39	Director
Jeff Gehl	50	Director
Robert Stewart	51	Director
Kristin Patrick	48	Director
Michael Keller	48	Director

Significant Employees:

Andy Babb	49	Executive Vice President of Game Partnerships
Anne Gailliot	41	Chief of Staff, Vice President of Special Projects

(1)	Mr. Miller intends to resign from our Board contingent upon and effective immediately prior to the effectiveness of the registration statement to which this prospectus forms a part.

There are no arrangements or understandings between our Company and any other person pursuant to which he or she was or is to be selected as a director, executive officer or nominee. Ms. Hand, our President and Chief Executive Officer, is a first cousin of Mr. Gehl, a member of our Board. There are no other family relationships among any of our directors or executive officers. To the best of our knowledge, none of our directors or executive officers have, during the past ten years, been involved in any legal proceedings described in Item 401(f) of Regulation S-K.

Executive Officers

Ann Hand
Chief Executive Officer, President, Chair of the Board

Ms. Hand has served as our Chief Executive Officer, President and Chair of our Board since June 2015. Over the past 20 years, Ms. Hand has served as a market-facing executive with a track record in brand creation and turn- around with notable delivery at the intersection of social impact with consumer trends and technology to create bold offers, drive consumer preference and deliver bottom line results. Prior to joining the Company, from 2009 to 2015, Ms. Hand served as Chief Executive Officer and as a director of Project Frog, a venture-backed firmwith a mission to democratize healthy, inspired buildings that are better, faster, greener, and more affordable than traditional construction. From 1998 through 2008, Ms. Hand served in various senior executive positions with BP plc, including Senior VicePresident, Global Brand Marketing & Innovation from 2005 to 2008, during which time she led many award-winning integrated marketing campaigns and oversaw the entire brand portfolio of B2C and B2B brands, including BP, Castrol, Arco, am/pm and Aral. Additionally, she served as Chief Executive, Global Liquefied Gas Business Unit with full P&L accountability across 15 countries and 3,000 staff, covering operations, logistics, sales and marketing with over $3 billion in annual revenue. Ms. Hand was recognized by Goldman Sachs - “100 Most Intriguing Entrepreneurs” in 2014, by Fortune - “Top 10 Most Powerful Women Entrepreneurs” in 2013, and Fast Company – “100 Most Creative People” in 2011. Ms. Hand earned a Bachelor of Arts in Economics from DePauw University, an MBA from Northwestern’s Kellogg School of Management, and completed executive education at Cambridge, Harvard and Stanford Universities.

David Steigelfest
Chief Product and Technology Officer, Director

Mr. Steigelfest co-founded the Company in 2014 and has served as a director on our Board since that time. In addition, Mr. Steigelfest served has our Chief Product and Technology Officer since May 2018. An attorney by education, David has served as an executive and entrepreneur in the digital and technology space for more than 20 years. Prior to co-founding the Company in 2014, Mr. Steigelfest founded rbidr LLC, a media and technology startup and a pioneer in yield management and price optimization software, where he served as Chief Executive Officer from 2008 to 2013. From 2013 to 2014, Mr. Steigelfest worked for Cosi Consulting, where he provided management consulting services ranging from complex project management, PMO, software design, 3rd party software integration and migration, enterprise content management, data management and system-based regulatory compliance to various Fortune 500 companies. From 2001 to 2008, Mr. Steigelfest worked on Wall Street at Deutsche Bank, where he oversaw various multi-million-dollar change management projects. In addition, Mr. Steigelfest previously served as Vice President of eCommerce at Starguide Digital Networks, where he had responsibility over the streaming media portal, CoolCast. CoolCast utilized satellite technology to distribute high quality streaming content into multi-cast enabled networks bypassing Internet bottlenecks. Prior to Starguide, Mr. Steigelfest served as the Director of Product Management at Gateway Computers, where he oversaw Gateway.com and Gateway’s business-to-business extranet system, eSource. In addition, Mr. Steigelfest has consulted for companies of all sizes throughout his career addressing a wide variety of IT and business challenges, including complex business process change, software implementation and e-commerce.  Mr. Steigelfest received a Bachelor of Arts in International Relations and Psychology from Syracuse University, and a JD with an emphasis in business transactions and business law from Widener University School of Law.

Clayton Haynes
Chief Financial Officer

Mr. Haynes was appointed as our Chief Financial Officer in August 2018. From 2001 to August 2018, Mr. Haynes served as Chief Financial Officer, Senior Vice President of Finance and Treasurer of Acacia Research Corporation (NASDAQ: ACTG), an industry-leading intellectual property licensing and enforcement and technology investment company. Mr. Haynes is a party to a transition related consulting agreement with Acacia Research Corporation that expires on February 14, 2019. From 1992 to March 2001, Mr. Haynes was employed by PricewaterhouseCoopers LLP, ultimately serving as a Manager in the Audit and Business Advisory Services practice, where he provided and managed full scope financial statement audit and business advisory services for public and private company clients with annual revenues up to $1 billion in a variety of sectors, including manufacturing, distribution, oil and gas, engineering, aerospace and retail. Mr. Haynes received a Bachelor of Arts in Economics and Business/Accounting from the University of California at Los Angeles, an MBA from the University of California at Irvine Paul Merage School of Business and is a Certified Public Accountant (Inactive).

Matt Edelman
Chief Commercial Officer

Mr. Edelman oversees the Company’s revenue, marketing, content, creative services and business development activities, and has served as our Chief Commercial Officer since July 2017. Mr. Edelman is the owner of PickTheBrain, a leading digital self-improvement business, a board member and marketing committee member of the Epilepsy Foundation of Greater Los Angeles and has over 20 years of experience working in the digital and traditional media and entertainment industries. Since 2001, he has served as an advisor and consultant to numerous digital and media companies, including, amongst others, Nike, Marvel, MTV, Sony Pictures, 20th Century Fox and TV Guide. Prior to joining the Company, from 2014 to 2017, Mr. Edelman served as the Head of Digital Operations and Marketing Solutions at WME-IMG (now Endeavor), where he was responsible for several areas, including digital audience and revenue growth through content, social media and paid customer acquisition across the company’s global live events business within sports, fashion culinary and entertainment verticals; digital marketing services for consumer brands, college athletics programs and talent; and management of direct-to-consumer digital content businesses, including both eSports and Fashion OTT properties. From 2010 to 2013, Mr. Edelmanserved as the Chief Executive Officer of Glossi (previously ThisNext), an authoring platform enabling individuals to create their own digital magazines. Previously, Mr. Edelman also founded and/or served in executive positions at multiple early stage digital media companies. Mr. Edelman earned a Bachelor of Arts in Politics from Princeton University.

Board of Directors

Ann Hand
Chief Executive Officer, President, Chair of the Board

Please see Ms. Hand’s biography in the preceding section under the heading “Executive Officers.”

Ms. Hand’s extensive background in corporate leadership and her practical experience in brand creation and turn- around directly align with the Company’s focus, and ideally position her to make substantial contributions to the Board, both as Chair of the Board and as the leader of the Company’s executive team.

David Steigelfest
Chief Product and Technology Officer, Director

Please see Mr. Steigelfest’s biography in the preceding section under the heading “Executive Officers.”

As a co-founder of the Company and a lead developer of the Company’s platform, Mr. Steigelfest provides the Board with critical insight into the technological aspects of the Company’s operations and the ongoing development of the platform, attributes that make Mr. Steigelfest a particularly valued member of the Board.

John Miller
Director

Mr. Miller co-founded the Company in 2014 and has served as a director on our Board since its inception. In addition, Mr. Miller founded and has served as Chief Executive Officer and Chairman of Cali Group, a holding company with ownership positions in various companies focused on the development of new technologies for the restaurant and retail industries and a significant investor in the Company, since 2011. Prior to founding Cali Group, Mr. Miller worked for Arrowhead Pharmaceuticals, Inc. (NASDAQ: ARWR), where he was responsible for the formation, growth and the ultimate sale of Arrowhead’s electronics business unit. From 2005 to 2010, Mr. Miller served as Vice President of Intellectual Property at Undiym, Inc. (formerly, Nanopolaris, Inc.), which he also founded. Mr. Miller is an author of The Handbook of Nanotechnology Business, Policy, and Intellectual Property Law, as well as various other publications related to nanomaterials and nanoscale electronics. He obtained an undergraduate degree from University of Redlands and graduated Order of the Coif from Stanford Law School.

Mr. Miller’s focus on the development of new technologies and his involvement with the Company since inception has significantly supported the Board’s perspective during the early stages of the development of the Company’s platform and are key assets to the Board as the Company looks to scale the utilization of its technology.

Jeff Gehl
Independent Director

Mr. Gehl has served as a director on our Board since 2015. Mr. Gehl is a Co-Owner at VLOC LLC. Since 2001, Mr. Gehl has been a Managing Partner of RCP Advisors. Mr. Gehl is responsible for leading RCP's client relations function and covering private equity fund managers in the Western United States. He is a General Partner of BKM Capital Partners, L.P. Previously, Mr. Gehl was an Advisor at Troy Capital Partners until 2018. In addition, Mr. Gehl founded and served as Chairman and Chief Executive Officer of MMI, a technical staffing company, and acquired Big Ballot, Inc., a sports marketing firm. He currently serves as a Director of P10 Industries, Inc., a Director of Veritone, Inc. (NASDAQ: VERI) and an Advisory Board member of several of RCP’s underlying funds, as well as Accel-KKR and Seidler Equity Partners. Mr. Gehl was the Manager of VLOC. Mr. Gehl received the 1989 “Entrepreneur of the Year” award from University of Southern California’s Entrepreneur Program. He obtained a Bachelor of Science in Business Administration from the University of Southern California's Entrepreneur Program.

Mr. Gehl’s wide range of experience in financing, developing and managing high-growth technology companies, as well as his entrepreneurial experience, has considerably broadened the Board’s perspective, particularly as the Company engaged in capital raising activities to fund the early stages of its development. Mr. Gehl also serves as our Board-designated “audit committee financial expert,” as the Chair of the Board’s Audit Committee and as a member of the Nominating and Corporate Governance Committee.

Robert Stewart
Independent Director

Mr. Stewart has served as a director on our Board since October 2014. From 1997 to August 2018, Mr. Stewart served in various executive officer roles with Acacia, including as Vice-President of Corporate Finance and Senior Vice-President, Corporate Finance and Investor Relations. Prior to joining Acacia, Mr. Stewart served as President of Macallan, Dunhill & Associates, a private investment fund. Mr. Stewart received a Bachelor of Science in Economics from the University of Colorado at Boulder.

Mr. Stewart’s 11 years in various executive officer roles of a public company brings extensive leadership experience and public company expertise to our Board, experience that will be invaluable to the Board following the Company becomes a public company following the completion of its initial public offering. Mr. Stewart also serves as a member of the Board’s Audit Committee, and as Chair of the Compensation Committee.

Kristin Patrick
Independent Director

Ms. Patrick has served as a director on our Board since November 2018, and currently serves as Global Chief Marketing Officer of Soda Brand at Pepsico, Inc., a position she has held since June 2013. Prior to her time with Pepsico, Inc., Ms. Patrick servedas Chief Marketing Officer of Playboy Enterprises, Inc. from November 2011 to June 2013, and as Executive Vice President of Marketing Strategy for William Morris Endeavor from January 2010 to November 2011. Ms. Patrick has also held senior marketing positions at Liz Claiborne's Lucky Brand, Walt Disney Company, Calvin Klein, Revlon and NBC Universal and Gap, Inc. A Brandweek "Next Gen Marketer" and Reggie Award recipient, Ms. Patrick received her Bachelor of Arts from Emerson College and J.D. from Southwestern University.

As we continue to expand the visibility of our Brand, we believe Ms. Patrick will provide instrumental input on our marketing efforts, and will assist the Board and management with initiating marketing programs to enable us to meet our short-term and long-term growth objectives. Ms. Patrick also serves as a member of the Board’s Compensation Committee and the Nominating and Corporate Governance Committee.

Michael Keller
Independent Director

Mr. Keller has served as a director on our Board since November 2018. From July 2014 to February 2018, Mr. Keller served as an advisor and board member for Cake Entertainment, an independent entertainment company specializing in the production, distribution, development, financing and brand development of kids’ and family properties, as managing director of Tiedemann Wealth Management from March 2008 to December 2013, as co-founder and principal of Natrica USA, LLC from August 2006 to March 2008 and as Senior Vice President of Brown Brothers Harriman Financial Services from July 1996 to June 2006. Mr. Keller earned his Bachelors of Arts in History from Colby College.

With over 15 years of experience in asset and portfolio management, and experience in helping companies gain exposure for their products and services, including in the entertainment industry, we believe Mr. Keller provides our Board with useful insight that will help us as we allocate resources to expand the utility of our platform and other technologies. Mr. Keller also serves as Chair of the Board’s Nominating and Corporate Governance Committee and as a member of the Audit Committee and the Compensation Committee.

Significant Employees

Andy Babb
Executive Vice President of Game Partnerships

Mr. Babb overseas the Company’s game strategy and publisher and developer relationships and has served as our Executive Vice President of Game Partnerships since September 2015. Prior to joining the Company, from 2007 to 2015, Mr. Babb served as President of Brandissimo, Inc., the company that created and developed NFL RUSH, including NFL RUSH Zone, a multiplayer online virtual game world, and over 100 NFL video games and apps. From 2006 to 2007, Mr. Babb served as the President of Infusio-NA, a French mobile video game publisher, and for ten years prior to that, he managed business development for Take Two Interactive, 2K Games and SegaSoft. Throughout his career, Mr. Babb has published over 200 video games across console, handheld, PC, online and mobile platforms. He earned a Bachelor of Arts in Communications Studies from the University of California Los Angeles and an MBA from Stanford University.

Anne Gailliot
Chief of Staff, Vice President of Special Projects

Ms. Gailliot has served as our Chief of Staff since July 2015, as well as our Vice President of Special Projects since 2016. She provides oversight to strategic programs and partnerships, ranging from theatre relationships, the development of a national contracted workforce, our after-school programs, and end-to-end live event execution. Prior to joining the Company, Ms. Gailliot served as Chief of Staff of Project Frog from 2007 to 2015, where she led strategic and financial planning and supported supply chain optimization. Before pursuing a graduate degree, Anne spent several years at the National Trust for Historic Preservation managing grant programs, community advocacy efforts, and local leadership development initiatives for the western region. Ms. Gailliot earned a Bachelor of Arts in Art History from Princeton University and an MBA from University of Pennsylvania – the Wharton School.

Board Composition and Election of Directors

Director Independence

Our Board has determined that five of its directors qualify as independent directors, as determined in accordance with the rules of the Nasdaq Stock Market, consisting of Ms. Patrick and Messrs. Gehl, Stewart and Keller. Under the applicable listing requirements of the Nasdaq Capital Market, we are permitted to phase in our compliance with the majority independent board requirement of the Nasdaq Stock Market rules within one year of our listing on Nasdaq. The director independence definition under the Nasdaq Stock Market rule includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq Stock Market rules, our Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Ms. Hand, our President and Chief Executive Officer, is a first cousin of Mr. Gehl, a member of our Board. There are no other family relationships among any of our directors or executive officers.

Board Committees and Independence

Compensation Committee

Our compensation committee is currently comprised of Robert Stewart, who serves as the committee chair, Kristin Patrick and Michael Keller, each of whom are independent directors as determined in accordance with the rules of the Nasdaq Stock Market. The compensation committee’s main function is to assist our Board in the discharge of its responsibilities related to the compensation of our executive officers. Pursuant to its charter, the compensation committee is primarily responsible for, among other things:

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reviewing our compensation programs and arrangements applicable to our executive officers, including all employment-related agreements or arrangements under which compensatory benefits are awarded or paid to, or earned or received by, our executive officers, and advising management and the Board regarding such programs and arrangements;

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reviewing and recommending to the Board the goals and objectives relevant to CEO compensation, evaluating CEO performance in light of such goals and objectives, and determining CEO compensation based on the evaluation;

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retaining, reviewing and assessing the independence of compensation advisers;

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monitoring issues associated with CEO succession and management development;

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overseeing and administering our equity incentive plans;

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reviewing and making recommendations to our Board with respect to compensation of our executive officers and senior management;

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reviewing and making recommendations to our Board with respect to director compensation;

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endeavoring to ensure that our executive compensation programs are reasonable and appropriate, meet their stated purpose (which, among other things, includes rewarding and creating incentives for individuals and Company performance), and effectively serve the interests of the Company and our stockholders; and

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upon becoming subject to the Exchange Act, preparing and approving an annual report on executive compensation and such other statements to stockholders which are required by the SEC and other governmental bodies.

Nominating and Governance Committee

Our nominating and governance committee is currently comprised of Michael Keller, who serves as the committee chair, Kristin Patrick and Jeff Gehl, each of whom are independent directors as determined in accordance with the rules of the Nasdaq Stock Market. Pursuant to its charter, the nominating and governance committee is primarily responsible for, among other things:

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assisting the Board in identifying qualified candidates to become directors, and recommending to our Board nominees for election at the next annual meeting of stockholders;

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leading the Board in its annual review of the Board’s performance;

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recommending to the Board nominees for each Board committee and each committee chair;

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reviewing and overseeing matters related to the independence of Board and committee members, in light of independence requirement of the Nasdaq Stock Market and the rules and regulations of the SEC;

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overseeing the process of succession planning of our CEO and other executive officers; and

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developing and recommending to the Board corporate governance guidelines, including our Code of Business Conduct, applicable to the Company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of February 21, 2019 for (i) each of our executive officers and directors individually, (ii) all of our executive officers and directors as a group, and (iii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our capital stock. The percentage of beneficial ownership in the table below is based on 4,610,109 shares of common stock deemed to be outstanding as of February 21, 2019.

Name, address and title of beneficial owner (1)	Shares of Common Stock	Total Number of Shares Subject to Exercisable Options and Warrants	Total Number of Shares Issuable Upon Conversion of Outstanding Promissory Notes (2)	Total Number of Shares Beneficially Owned	Percentage of Voting Common Stock Outstanding (3)
Officers and Directors
Ann Hand Chief Executive Officer, President and Chair	73,374	563,543	-	636,917	12.3%
David Steigelfest Chief Products and Technology Officer	50,000	179,170	-	229,170	4.8%
Clayton Haynes Chief Financial Officer	-	20,001	-	20,001	*
Matt Edelman Chief Commercial Officer	-	35,600	-	35,600	*
John Miller (4) Director	56,153	186,694	168,175	411,022	8.3%
Jeff Gehl (5) Director	64,529	106,622	35,324	206,475	4.3%
Robert Stewart, Jr. (6) Director	225,926	77,907	9,387	313,220	6.7%
Kristin Patrick Director	-	-	-	-	-
Michael Keller (7) Director	-	88,544	79,284	167,828	3.5%
Executive Officers and Directors as a Group (9 persons)	469,982	1,258,081	292,170	2,020,233	32.8%

Greater than 5% Stockholders
CaliBurger (8) Floor 4, Willow House, Cricket Square Grand Cayman, Cayman Islands KY1-1104	261	186,693	168,174	355,128	7.2%
Pu Luo Chung VC Private Limited (9) 37 Jalan Pemimpin # 06-12 Singapore 577177	471,129	-	-	471,129	10.2%

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  * Less than 1.0%

(1)	Unless otherwise indicated, the business address for each of the executive officers and directors is c/o Super League Gaming, Inc., 2906 Colorado Ave., Santa Monica, CA 90404.
(2)
Includes shares issuable upon conversion of outstanding 2018 Notes issued by the Company in connection with the 2018 Bridge Financing. Upon closing of the offering described in this prospectus, all outstanding principal and accrued interest will automatically convert into shares of common stock at the lesser of (x) $10.80 per share or (y) a 15% discount to the public offering price per share. For purposes of this table, we have assumed the 2018 Notes held by Mr. Gehl and the Robert B. Stewart, Jr. Sole and Separate Property Trust will convert into shares of common stock at a price of $10.80 per share and have excluded any accrued but unpaid interest.

For additional information regarding the 2018 Notes held by Mr. Gehl and the Robert B. Stewart, Jr. Sole and Separate Property Trust, as well as the 2018 Warrants issued in connection with the issuance of the 2018 Notes, see footnotes 5, 6 and 8, hereto, respectively.

(3)
Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership by that person, shares of voting common stock subject to outstanding rights to acquire shares of voting common stock held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares are not deemed outstanding for the purpose of computing the percentage of ownership by any other person.

(4)
In January 2019, CaliBurger completed a dividend pursuant to which it distributed all of the shares of the Company’s common stock previously held by CaliBurger to its stockholders (the “CaliBurger Dividend”). Following the CaliBurger Dividend, Mr. Miller retained beneficial ownership of the following shares: (i) 804 shares held directly by Mr. Miller; (ii) 333 shares held by the Miller Investment Partnership; (iii) 5,804 shares held by Miller Resort, LLC; (iv) 47,619 shares held by Miller Time, LLC;(v) 2,318 shares held by the Miller-Lomelino Partnership; and (vi) all securities that are held by CaliBurger following the CaliBurger Dividend as described in footnote 8 below.

As a partner of the Miller Investment Partnership and the Miller-Lomelino Partnership, a principal of Miller Resort, LLC and Miller Time, LLC, and a Director of CaliBurger, Mr. Miller may be deemed to beneficially own the securities held directly by each entity.

(5)
Includes shares issuable upon conversion of 2018 Notes held by BigBoy, LLC and BigBoy Investment Partnership, entities controlled by Mr. Gehl, in the collective principal amount of $381,494, as well as shares of common stock issuable upon exercise of the 2018 Warrants issued to Mr. Gehl’s entities in connection with his purchase of the 2018 Notes. As noted in footnote 2 above, for purposes of this table, we have assumed the 2018 Notes held by Mr. Gehl’s entities will convert into shares of common stock at a price of $10.80 per share, and accordingly will result in the issuance of 35,324 shares of common stock, and the 2018 Warrants issued to Mr. Gehl’s entities will be exercisable for up to 39,954 shares of common stock. A portion of the 2018 Warrants, exercisable for 35,324 shares of common stock, are callable, at the option of the Company, at any time following the completion of the offering described in this prospectus.

Also includes 6,667 shares held by Jeff Gehl, 33,333 shares held by BigBoy Investment Partnership, LLC and 24,532 shares held by BigBoy, LLC. Mr. Gehl is the Managing Member of BigBoy Investment Partnership and BigBoy, LLC, and, therefore, may be deemed to beneficially own these shares.

The business address for BigBoy Investment Partnership and BigBoy, LLC is 111 Bayside Dr., Suite 270, Newport Beach, CA 92625.

(6)
Includes shares issuable upon conversion of 2018 Notes held by the Robert B. Stewart, Jr. Sole and Separate Property Trust (the “Stewart Trust”) in the principal amount of $101,380, as well as shares of common stock issuable upon exercise of the 2018 Warrant issued to the Stewart Trust in connection with its purchase of the 2018 Notes. As noted in footnote 2 above, for purposes of this table, we have assumed the 2018 Notes held by the Stewart Trust will convert into shares of common stock at a price of $10.80 per share, and accordingly will result in the issuance of 9,387 shares of common stock, and the 2018 Warrants held by the Stewart Trust will be exercisable for up to 9,387 shares of common stock. A portion of the 2018 Warrants, exercisable for 9,387 shares of common stock, are callable, at the option of the Company, at any time following the completion of the offering described in this prospectus.

Also includes 92,592 shares held by the Stewart Trust, additional 2018 Warrants (non-callable) to purchase up to 1,852 shares of common stock held by the Stewart Trust, and an option to purchase 33,334 shares of common stock.

Mr. Stewart is the trustee for the Stewart Trust, and, therefore, may be deemed to beneficially own these shares.

(7)
Includes shares issuable upon conversion of 2018 Notes held by Michael Keller in the principal amount of $856,245, as well as shares of common stock issuable upon exercise of the 2018 Warrants issued to Michael Keller in connection with the purchase of the 2018 Notes. As noted in footnote 2 above, for purposes of this table, we have assumed the 2018 Notes held by Michael Keller will convert into shares of common stock at a price of $10.80 per share, and accordingly will result in the issuance of 79,284 shares of common stock, and the 2018 Warrants held by Michael Keller will be exercisable for up to 88,544 shares of common stock. A portion of the 2018 Warrants, exercisable for 79,284 shares of common stock, are callable, at the option of the Company, at any time following the completion of the offering described in this prospectus.

(8)
Includes shares issuable upon conversion of 2018 Notes held by CaliBurger in the principal amount of $2,016,270, as well as shares of common stock issuable upon exercise of the 2018 Warrant issued to CaliBurger in connection with its purchase of the 2018 Notes. As noted in footnote 2 above, for purposes of this table, we have assumed the 2018 Notes held by CaliBurger will convert into shares of common stock at a price of $10.80 per share, and accordingly will result in the issuance of 168,175 shares of common stock, and the 2018 Warrants held by CaliBurger will be exercisable for up to 186,694 shares of common stock. A portion of the 2018 Warrants, exercisable for 168,175 shares of common stock, are callable, at the option of the Company, at any time following the completion of the offering described in this prospectus.

As noted in footnote 4 above, Mr. Miller, a member of our Board of Directors, is a Director of CaliBurger, and may be deemed to beneficially own these securities.

(9)	Stuart Hills, partner of Pu Luo Chung VC Private Limited has sole voting and dispositive power over these shares and may be deemed to beneficially own these securities.

DESCRIPTION OF SECURITIES

Common Stock

Our Amended and Restated Charter currently authorizes 100.0 million shares of common stock for issuance. As of February 21, 2019, there were 4,610,109 shares of our common stock issued and outstanding, which were held by approximately 231 stockholders of record, approximately 1,455,184 shares of common stock issuable upon conversion pursuant to the outstanding 2018 Notes (assuming an initial public offering price of $11.00, the midpoint of the price range set forth on the cover page of this prospectus, and a conversion price of $9.35), approximately 2,578,415 shares of common stock issuable upon exercise of warrants to purchase our common stock (assuming the 2018 Notes are convertible into shares of common stock at a price of $9.35 per share, resulting in the same number of 2018 Warrants), 1,524,468 shares of common stock issuable upon exercise of options held, 10,834 shares of our common stock issuable upon the vesting of restricted stock units held and 274,698 shares of common stock authorized and available for issuance pursuant to our 2014 Plan. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Neither our Bylaws or the Amended and Restated Charter do not and will not provide for cumulative voting rights.

In addition to the Amended and Restated Charter, in September 2018 holders of a majority of our issued and outstanding securities authorized our Board of Directors, acting in its sole discretion without further approval of our stockholders, to effect a reverse split of our issued and outstanding common stock, at a ratio of not less than one-for-two, but not more than one-for-five, at any time on or before August 15, 2019 (the “Reverse Stock Split”). On January 31, 2019, our Board of Directors approved of a ratio of one-for three, and on February 8, 2019, we filed a Certificate of Amendment to our Charter to implement the Reverse Stock Split.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under our Amended and Restated Charter, our Board of Directors has the authority, without further action by our stockholders, to issue up to 10.0 million shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.

As of February 21, 2019, no shares of our authorized preferred stock are outstanding. Because our Board of Directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.